Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934

Subject Company: Amersham plc

Commission File No.: 1-14710

Transcript of excerpts from a presentation made by General Electric Company on October 10, 2003 at 8:30 a.m. EDT. The following transcript contains forward looking statements as discussed more fully below.

RICHARD WACKER:    Good morning everybody. JoAnna and I obviously were very excited to welcome you to our conference call to discuss both third quarter results and the extra little announcement we made this morning regarding our intent to acquire Amersham.

JEFF IMMELT:    Now just shifting gears. What we’re going to do, Joe, and Keith and I is really describe the process we went through to make the decision on Amersham and how excited we are in terms of what this does for our medical business.

So I’d start with, again, a chart that you’ve seen before which has to do with the fundamentals of the long-term healthcare market growth. And that just shows the trend over time, it shows healthcare spending, not only in the U.S. but on a global basis, the changing role of demographics, the technology that’s required.

And I think what this really says is in a time period and an economy where growth is precious, it’s always good to be big in an industry that’s got pretty good natural historic growth capabilities and one that’s got demographics on its side as you look forward to the future.

The next page just reminds you of kind of where we are today from a GE Medical Systems standpoint. About a $10 billion business including the acquisition of Instrumentarium, about 18% op profit margins.

Going from left to right, very strong in diagnostic imaging with good solid growth rates, very strong in services that really helps our customers from a productivity standpoint with good solid growth rates. Very big in healthcare information technology, a business that we really weren’t in in 1998, that now is in excess of $2 billion with good potential growth of 30% with a very strong position.

And the point I’d make is that you really energize leadership and as a company we’ve tended to follow the big trends and we’ve tended to try to get ahead of the big trend. We saw the dramatic increase in imaging information, we got ahead of it with multislice scanners and high field MR’s so we’ve got a very strong position today. We saw the need for provider quality and productivity and that was really behind the thrust in healthcare information technology, and we’re a leader there today.

And the third trend I think is going to be extremely important for the future is really the emergence of molecular and personalized medicine, which really is the blending of the imaging world with the pharmaceutical world, where we’re starting today but we think Amersham really puts us in the driver’s seat as it pertains to this important segment of healthcare.

Pictures in this business always speak louder than words and I think this gives you a sense of why we’re so excited in the business. The left-hand side kind of takes you through a standard CT anatomic evaluation where you contract tumor shrinkage observed after months of treatment.

The future is really going to be about targeting outcomes and targeting therapies to improve, you know, kind of the state of healthcare earlier on. This shows you the combination of PET with FDG metabolic evaluation where you can really track how therapy is done in days versus months.

I think it’s the recognition that one of the real future trends in healthcare is going to be this merger between imaging technology, information technology, and the biosciences is really something that’s driven all of us to want to expand our presence in healthcare and is what made Amersham such a great fit.

If you look at the next page this shows you what the pieces are and how they fit together. We view that Amersham adds one complimentary platform that’s going to allow us to accelerate molecular imaging and we’re very excited about the presence it brings in diagnostic pharmaceutical and similar synergy that brings. A very high growth business.

And in life sciences, there’s an area that we’ve been looking at for some time that really our tools for disease research and drug discovery and development, this supports the pharmaceutical industry. To be honest with you, we could already see MR scanners and PET scanners actually being used in this area anyhow.

So more and more we were going in this direction, and we believe that the [inaudible] development evolution, the molecular medicine is a great fit for GE and Amersham just gives us a head start in that business. So we really think this gives us a broad based diagnostics company and one that can solve our customers’ problems.

Six points we’re going to make in the pitch and six points on the next page that show why we really did this deal and what we think about it and then we’ll fill in some of the blanks.

I think the first thing is it really positions GE as a leader in the new chapter in diagnostic medicine. The combination of technologies is very powerful in the eyes of our customers and positions us for the future. It creates a group of technology and service-driven healthcare businesses with a combined ’03 pro forma revenue of $13 billion.

These businesses are all individually operating with high margins, good growth rates, and we feel like we’re in a great position for future growth. It really accelerates the development of what’s called molecular imaging or personalized medicine. It gives you technologies that can enable our clinical customers to treat and monitor disease at earlier phases for better outcomes.

It expands the addressable customer base providing new distribution channels. Combined, this creates an organization that has 15,000 sales and service people located around the world, it opens up new markets for GE medical equipment in areas like the pharmaceutical industry, it opens up a big market like China for Amersham. There’s just a lot of potential for growth.

We believe it performs financially for investors, it will be a penny accretive by ’05. There’s $500 million of margin benefits and synergies by year three and we’ll go through those in some detail.

And lastly it enhances GE financial flexibility, it strengthens the overall capability of GE to continue to grow, and we just think this is a very strategic acquisition for us and a high growth industrial space and one that we bring great domain expertise and has got really tremendous future benefits.

So then, I’m going to turn it over to Joe Hogan who’s going to talk a little about the company and how we see the strategy evolving and then Keith will take us through some of the financials.

JOE HOGAN:    Amersham is a company of two basic businesses: Their health business and their biosciences business. And over the next few pages we’re going to walk you through what this really means and how it’s such a tremendous fit with General Electric and GE Medical Systems.

On the health side, that’s a real near neighbor to GE Medical Systems Diagnostic Imaging business. Future contrast agents. And Contrast Agents is simple enhanced the ability of our imaging equipment to see things. Whether it’s an x-ray or whether it’s an MR or our new imaging equipment by Positron Emission Tomography.

On the right-hand side is the biosciences business. Particularly biosciences business is just tools in general that are used in drug discovery and biosciences, and we’ll take through there.

These businesses spilt up between protein separations and discovery systems but in general it’s about drug discovery and the total use in drug discovery to identify different proteins. You can see on the right-hand side this has been a high growth business. Since 2000 its grown from about $2 billion to $2.7 billion, and it’s a very well-run business. It’s about an 18% operating margin business and it’s in a marketplace that’s growing pretty phenomenonly.

We like the business from both sides of this, we’ve watched this business for a long time and actually worked with them in conjunction on some different projects, and we think it’s a wonderful fit.

On the next page when you think of GE Medical Systems you think of a company with very strong technology, terrific services and a strong commitment to grow the services business but also a tremendous commercial culture, too. When looking at Amersham it blends right in with that philosophy we have at GE Medical Systems.

On the commercial resource side you can see by combining the 13,000 commercial resources we have at GE Medical Systems along with the over 3,000 resources at Amersham we create just an unbelievable commercial team all around the world. And I can’t emphasize enough how important it is to have a strong distribution force in the medical systems marketplace. It’s about being able to have scale and being able to cover a lot of customers.

Down below, this adds to our services business, the Amersham health side, again the diagnostic pharmaceutical side, a contrast agent as a consumable. It’s a reusable so there’s a constant usage to that product line and also in the biosciences business they have about a 25,000 unit installed base of equipment there that has a high degree of consumables associated with the manufacturing of proteins.

On the right-hand side, from a technology standpoint, this will combine 5,000 technologists from our end with 1200 from Amersham, about $1.1 billion of spend. So just a powerhouse from a technology standpoint. They’re accelerating innovation. And down below you can see how complementary of a fit this is, from our physics electrical engineering and with their biotechnology and chemistry side of the business. So a wonderful fit for us.

To drill down a little more deeply in Amersham health, again theses are imaging agents, [inaudible] molecular targets, they have an excellent product offering about a 35% market share worldwide in the agents that they participate in. They have a robust new product pipeline that we’re excited about that fits well with our MRI scanners and CT scanners, great product margins and 100% flow business I emphasized on a previous page that helps with our services business.

These are the same customers we call on today is what imaging agents are selling through in hospitals and imaging centers in universities. On the right you can see the performance of the business has been growing about a 12% compounded annual rate with operating margins about 25%.

This is a great business today, but when we look forward, it’s a great business in the future, and that’s what the next slide serves to represent. If you look at the procedures that are used in diagnostic pharma, right now it’s primarily around anatomical imaging. It’s just enhancing what can be seen.

But down below we have a picture on the left-hand side of functional imaging. With functional imaging it’s not just taking a picture of something, it actually shows something that’s in a diseased state. That’s all the [inaudible] you want to go to is not just take pictures because false negatives are terrible, it’s a lot of anxiety for people and it’s a lost of cost for the healthcare system. When you actually image something you want to know if it’s diseased or not. And that’s what functional imaging is truly all about.

On the right-hand side you can see the growth of the diagnostic film piece, in x-ray about 5% the CT part of this has been growing over 10% with about a 40% penetration rate and you can see some great growth rates in ultrasound and MR. Down below, the annual imaging procedures are growing about 8% but energy procedures using contrast media are growing over 12%. And that’s what Jeff talked about in the beginning with MR, with high field MR, multislice CT and particularly PET, that’s where we’re seeing most of the growth in the contrast media area.

And Amersham, which is the next page in the biosciences piece, these again are tools for drug discoveries. And there are specific areas that we’re excited about in protein separations and also discovery systems. And the tools represent about a $15 billion marketplace overall.

This is a high-value market, the 14 separations business about a 30% operating profit and again the discovery side about 26,000 unit installed base but we really know how to drive from a services standpoint and then continuing from a flow standpoint. This also is a new channel for us. We were working about three years to sell more and more of our diagnostic equipment into the pharmaceutical research labs and we’ve been fairly successful but this really broadens our capability to do that and accelerate growth.

On the right-hand side you can see how that growth has been and the protein separations really being the star business over the last several years in both profitability and growth.

Now just to try to explain what this life sciences piece is and why we’re so excited about it.

On the next page on the left-hand side you can see the growth in biopharmaceuticals which is really a fancy name for a protein which is a large molecule. Down below you can see the growth of the approved biopharmaceuticals too, and that projected out to 2006, it’s just simply it’s a revolution in healthcare, it’s very targeted chemistries for specific diseases.

In the middle we represented the whole drug discovery value chain by research and discovery development and clinicals and commercial. And this is simply research and discovery is just about targets.

What kind of disease are you going to target, what are you looking for? The development in clinical is just what is the target? And Amersham is very well positioned with bioassays to be able to run thousands and thousands of targets over things and being able to identify if they have any kind of efficacy at all. It’s almost like looking for a combination of something that you’re trying to break into as you screen all these assays and look for the protein that actually can deliver a certain amount of functionality.

And then down below, once that protein’s identified you actually have to manufacture it and it’s a sophisticated manufacturing process of which Amersham has a strong piece in. So all along this chain, Amersham adds value and there’s a huge amount of growth in each aspect of this chain.

On the next page, it helps to accentuate this even more, you can see on the top in the research and discovery piece it’s about a $25 billion business growing at 11%. And 400 investigational new drugs being reviewed annually right now. The development of clinical trials it’s a $40 billion spend and you can see the manufacturing 40 new drugs approved annually there.

Down below, whether it’s discovery systems or protein separations, you can see that we have a play in each one of those critical areas in the value chain with protein separation actually having a huge advantage in the commercialization and manufacturing of the different proteins. So it’s a new channel opportunity for our imaging equipment but it’s a brand-new opportunity for us to grow in an exciting new market of biopharmaceuticals.

When you look at the GE Medical Systems plus Amersham and the complementary skills, since you know the imaging expertise information, the global aspects of our business that are so strong this brings together a wonderful applications that Amersham brings in technology and biosciences in chemistry and pharma, strong base here in Europe and also a terrific installed base and then common capabilities around technical excellence.

Our business, GE Medical Systems and Amersham stand alone are two wonderful businesses. Combine these together hopefully you can see why we’re so excited about the future and what bringing chemistry together with our electrical engineering and software capability can mean for future growth and future opportunities for the business.

So when you look at market for imaging and personalized medicine, again, this just summarizes the last eight slides that I’ve talked to you about, the Amersham imaging piece accelerates the development of imaging agents and information and it helps to take advantage of these targeted molecular biomarkers that will be used both for imaging and for therapy.

On the right-hand side, therapy and diagnostics are very, linked very closely together within this new science and this positions us well in that area, too. Access to disease risk prevention we can diagnose diseases a lot sooner even before the onset of clinical symptoms, we can guide therapy and selection and we can monitor therapy, that’s a slide that Jeff showed earlier on in the presentation where you can see the therapeutic effect in days rather than weeks or months.

So this is a huge opportunity for us and we’re extremely excited to have this in the portfolio and a chance to grow together.

With that I’ll turn it back to Jeff to talk about the approach.

JEFF IMMELT:    Again, I think what Joe has teed up is just what we kind of think is a game-changer.

And it really allows you to go from the discovery of the basis of the disease to how you diagnose and treat it. It’s really a part of the identification through biomarkers and then we can marry the target chemistry with the imaging technology.

And lastly due to diagnosis and effective therapy, I think this chart right here has been at the forefront of how radiologists and oncologists have viewed the industry and I think it puts GE right in the heart of one of the most exciting parts of medicine.

And just one last page on them, micro medicine opportunity really gives you a sense of when you look at the variety of disease states from heart disease to cancer to Alzheimer’s it takes you through in the case of lung cancer which is probably the most fatal kind of malignancy, the whole trick is to get earlier detection. And it just shows a schematic when you talk about being able to put together diagnostic imaging, monitoring, the right therapy with invitro diagnostics, you know the whole, one of the real holy grails of the industry is to accelerate detection by an order of magnitude and increase survival rates.

So really the way to think about this is really what the next big trend is going to be in the industry. And the ability to marriage a variety of technologies that puts GE right in the forefront of where the future’s going.

So again, today we’ve got a set great businesses. Amersham brings healthy businesses that are growing, GE has healthy businesses that are growing. I think the last two charts really give you the future with respect to how the businesses can work together to create market benefits and ultimately investor benefits in terms of faster growth and higher margins.

So with that I’m going to turn it over to Keith to talk about the offer and the financial pieces.

KEITH SHERIN:    Thanks. You know, Jeff and Joe talked about how great this is strategically I’m going to talk to you about why we like the value financially.

On this chart we show you the pro forma revenue of our new business GE Healthcare Technologies. You can see that GE Medical Systems is about $10.5 billion with the Imaging and Services and Healthcare IT business, and we add Amersham on top, $2.7 billion of revenue, diagnostic pharma and biosciences.

In terms of the deal summary, I’m going to take you through the valuation, the bargain is 800 P per Amersham share, $9.5 billion. I’ll talk to you about that relative to other comparables. In terms of the funding we’re going to fund this by issuing common shares at the exchange mechanism determined over the last 10 trading days. That turns into 313 million shares and I’ll show you that and how the exchange ratio protections work.

We’ve got 200 to $300 million of synergy benefits in year one growing to $500 million of margin benefit by year three. Two-thirds of those are cost related and I’ll show you the details of that. And finally in terms of returns this is accretive to GE earnings per share in cash in year two, slightly dilutive to ROTC but improving steadily from the moment of closing. This is an acquisition recommended by the Amersham board and let me show you some of the pieces.

Next is just a look at valuation. We think the valuation here that we’ve come to for closing this transaction is consistent with the comparables.

The multiples are on the top of the page in the box are based on the actual last 12 months ended in June. And you can see 21.8 times firm value to EBIT, 30.6 times price to earnings, off of those trailing multiples.

On the bottom left, the message here is that pre-deal Amersham at 15.5 times last 12 months even multiple was trading at a discount to the comparables in the space. To us that means it was trading at a discount to the value of the company and it’s a good starting point for us to launch the transaction.

On the right side when you look the last five years of deals all over $500 million, the premium that we’re paying versus the four-week average before the deal is in line with the comps whether you talk about cross border global healthcare deals, the average deal in the pharma market, all healthcare deals are all UK deals. It’s also consistent with the premiums that we paid in our medical business for platform acquisitions. So we feel we’ve acquired a premier company at reasonable value.

Now, the next page that I’m going to take you through is about the share exchange mechanism. This is explained in detail in the press release but I’ve tried to give you a page with a graphical representation of the financial terms to help you to see how this thing works.

We’ve designed the collar together to protect both the Amersham and GE shareholders. The Amersham shareholders are basically going to get 800 pence and they’re protected against a partial, up to 21.6% decline in the GE share price in pounds.

Now the GE shareholders are protected because we know the maximum number of shares that will ever have to be issued in this deal today, and the number of shares declined as GE appreciates. So we get the upside.

And the way to explain it I think to start is, if you look at the exchange offer on the left side, the calculation, on a fully diluted basis, including a cash-out of options it would be 717.9 million Amersham shares outstanding at 8 pounds a share. That’s $5.7 billion in pounds and that’s the $9.5 billion in dollars.

If you look at the average for the last 10 days on the graph, GE averaged for the last 10 days is $30.49 at $1.66 a pound, turns into an 18 pounds and 32 cents share price in pounds for GE. And on the $5.7 billion apparent offer that’s the 313.5 million shares.

Now, the protection for Amersham as I described is that if the GE share price declines in pounds. So moving to the left on the scale with a 21.6% decline in sterling price of GE shares, that’s the maximum exchange rate price of 14 pounds and 36 pence on the left-hand side and that would turn into the maximum issued of just under 400 million shares.

On the right side as GE shares appreciate in pounds there will be a decline in the number of shares that are issued to continue to deliver the 800 pence for the Amersham shareholders. For example, if we were at $35 a share and no change in exchange at a constant $1.66 per pound rate, that would turn into about 270 million shares so you can see there will be a decline as there’s an appreciation in pounds.

And there’s one final adjustment that between the period of the shareholder presentation called the posting date and the close, which is approximately the last six weeks of the transaction, the Amersham shareholders can receive 1% upside to 808 P equivalent if the price appreciates during at that time period. So we think we’ve designed a mechanism here that gets the job done and delivers the value to the Amersham shareholders while also protecting the GE shareholders.

On cost and revenue, a couple of points I’d like to make. First on the left side on revenue, this is the last 12 months again, so you see the $12 billion number.

While it’s early in the process, everywhere we look from our two teams we see great opportunities to help each other. You can see that our revenue synergies that we’re expecting on the year 3 run rate are between 350 and $400 million at about a 30 to 50% margin rate.

And when you look at the categories that we found already, you know, first we see the opportunity for new customers, GE Medical, will have access to the pharmacy, research and development channel for imaging associated with both the research for drug discovery as well as clinical trials.

On the geographic coverage, you know, GE, we have over a thousand commercial people in China and a strong business almost $700 million of the medical business in China. Amersham is relatively small there. And we’re really excited to have access to our commercial channel and our strength in the healthcare business in China.

On the other side, Amersham is really strong and has a great presence in cyclotrons in the Japanese market and obviously we put the PET and CT PET in that game so there’s a lot of synergy there from a geographic and customer coverage. We think the two teams together have a lot to do with introducing new agents faster and we’re excited about getting the chance to work together on that.

Finally in Services you know it’s a hallmark of GE working on the installed base and delivering additional productivity to customers. There’s over 26,000 units in the installed base in lab and production systems and we’re looking forward to bringing our service skills to that installed base.

On the right side on a cost basis we’re working on a $10 billion cost base here and we’re going to do this. The combined expectation of cost-out that we’re looking for is 300 to $400 million run rate in the third year.

If you look at some of the categories here, first of all we’re very strong in our global supply chain. We have a great global product company and in addition we have more purchasing skill from a sourcing perspective. We’re going to bring that to the table.

On general and administrative, I think the obvious first step here is that this will no longer be a separate public company and we’re going to continue to invest in research, we’re going to continue to invest in sales and distribution, and we’re going to consolidate and get the synergy we can on general and administrative areas.

In terms of global infrastructure, it’s pretty clear that when you look at the sales coverage across both GE Medical and Amersham, we have redundant facilities all around the world and we’re going to be able to consolidate in the best opportunity there. A terrific performance in our manufacturing businesses including our Six Sigma capability and the global supply chain as I mentioned.

We’re looking for 200 to $300 million of synergy benefit in year one from the combined operation and it’s our job to staff this and start the pre-merger planning to make sure it’s as effective as possible as soon as we close.

In summary, we’re pretty excited about the financial outlook. On the left side you can see the successful growth rates of the combined enterprise, obviously strong profitability, this fits right in with the GE model. It’s in a great market as Jeff talked about, it’s capital efficient, it’s high margin, it’s fast growth.

On the right side, you can see our outlook, we’re looking with the synergies to accelerate the revenue growth. Again you’re starting from a point that’s got terrific revenue and operating margin performance and we think we can enhance that both the top line and the bottom line with the synergies.

We’re going to bring our focus on cash. The impact on GE is that we expect this to be non dilutive in year one excluding the in-process R&D which will be determined in our pre-closing planning as part of purchase accounting and accretive in year two.

I mentioned that there will be a slight dilution on return on total capital but that improves as soon as we start to close and start to grow together. We’ve got to get through the processes.

There will be some accounting overview and a review for purchase accounting and obviously subject to the regulatory approvals which we anticipate being able to file in November. 100% on target for the strategy and for the future where we’re taking the company.

Let me turn it back over to Jeff.

JEFF IMMELT:    Thanks, Keith. Just a few wrap up comments.

First on the leadership team. I think we owe it to you with an investment of this kind to get the world’s best team to drive this forward.

Bill Castell who was the CEO of Amersham will be the CO of the Healthcare Technologies business and a Vice Chairman of GE on the GE board. He’s a global leader, well-experienced in the industry and I think really can help pull this together. We’ll base the business in London and really take advantage of the capabilities here.

The strong GEMS business will continue to be led by Joe and based in Milwaukee and lead the Instrumentarium integration and the work that has to happen there, that $10 billion piece. I think if I look across Jim, Joe, and his team and Bill and his team, we’ve got the world’s best medical team on the field to help drive us forward and get the synergies and build the vision.

Just to re-emphasize again, the six big reasons why we did this, it positions GE for a new chapter in diagnostic medicine. I think it gives us, puts us in the forefront of where the market and the technology is going.

It gives us a group of businesses that are technology and service-driven that have pro forma revenue of $13 billion this year, growing double digits, so it really puts us today with an excellent set of businesses. And beyond that, we can accelerate the development of multiple imaging to continue to accelerate growth both clinically and [inaudible] as you look [ no audio ]

OPERATOR:    Ladies and gentlemen, thank you for your patience. Your conference will resume momentarily. Once again, we thank you for your patience. Once again, ladies and gentlemen, please stand by. Your conference will resume momentarily. Ladies and gentlemen, please stand by. Your conference will resume momentarily. We appreciate your patience. Please proceed, gentlemen.

JEFF IMMELT:    Thanks, this is Jeff again. Sorry about that.

We’re in the UK and expand the addressable customer base, performs financially for investors. As Keith said accretive by ‘05 with good synergies and enhances financial flexibility.

The last chart and I think it’s important that we put this in context. You know for two years we’ve been driving this strategy at GE to really deliver consistent earnings growth and high return on total capital and I’ve told you that there’s 3 parts of the strategy and that’s to sustain a strong business model, the second one to really focus on key organic growth capabilities. And the third part of the strategy is to strengthen GE businesses.

I’d like to put this week in some context. I think we’ve strengthened a couple of the most important businesses for the future.

Our Medical business, which is well-positioned for long-term growth in a huge market, NBC, which will continue to generate long-term shareholder value. We’ll continue to exit low growth, low-return businesses, some of the pieces of insurance and Superabrasives.

We really are changing the characteristics of the company for the future and making it a technology, service and financial company. And creating really a faster growth industrial earnings set of businesses. And really well along the way of creating a portfolio that will generate 10 by 20 performance over the long-term.

We’re executing the strategy that we’ve outlined to you. I feel great about where the company’s positioned and extremely excited about the moves we made this week to strengthen our company.

So Rich, let me turn it back over to you for some questions.

RICHARD WACKER:    Great. Nicole if you could invite our callers to give questions and we’ll start taking them now.

OPERATOR:    Our first question comes from Dean Dray of Goldman Sachs. Your question, please?

DEAN DRAY (Goldman Sachs):    Thank you. My question relates to the industrial growth platforms and Keith maybe you mentioned this but if we look at the right hand of the slide and you see top-line growth of 30% how much of that is organic for the quarter? And then a related question, you get five growth platforms but with this acquisition, would we expect to see a six item, would it be biopharmaceutical or molecular imaging and how you think about that?

JEFF IMMELT:    I would say, Dean, I haven’t really counted on this as a specific growth platform because I think in many ways this is fairly fully developed as it is and one that we can continue to add to.

KEITH SHERIN:    Rich is giving a sign it’s 10 to 15 organic.

JEFF IMMELT:    So again, I think this fits very well into kind of the extended medical business, and does also create a great platform for future growth.

DEAN DRAY (Goldman Sachs):    Great, thank you

JEFF IMMELT:    Thanks, Dean.

OPERATOR:    Our next question comes from Taron Kahan of Wellington Management.

TARON KAHAN (Wellington Management):    Good morning. Two questions for Jeff. First on Amersham, I guess this looks like a good acquisition for you from a product standpoint. But looking at the valuation three times sales, 25 times forward earnings, for a company that’s already doing almost 20% EBIT margins, I’m a little perplexed as to what the upside is here from these levels.

And the second question, Jeff, is, you know, just looking at the GE portfolio today, you’re clearly going through a lot of transformation. You’ve got four big deals going on at the same time. GE Capital’s buying Transamerica, Medical’s buying Amersham and Instrumentarium, and NBC’s buying Vivendi. And I guess as I look back in history, this seems to be the most number of deals that you’ve had in such a short period of time on your plate and that puts the question to me as to what’s the integration risk here and what kind of integration teams do you have at the corporate level to deal with this?

JEFF IMMELT:    On the first part, this is pretty similar to what we paid for Marquette, OEC, some of the other transactions we’ve done in the medical business. You know, each time we’ve bought pretty fast-growing platforms that had pretty good margin rates and we feel very comfortable with the valuation and where we think we can go.

I think Keith outlined, and what I would say is, you know, today we’ve got businesses that are executing fairly well with high margin rates, and even on that base we see $500 million of synergy that we are all in places that we think are in our sweet spot. And then if you look at the future, we don’t really count in the synergies fundamentally developing new FTG’s or things that are really going to, you know, draw on the combined capability.

So the point I make is this is probably in the last six or seven years in Medical, our 30 acquisitions we’ve done, lots of which have had these characteristics, and all of which we’ve been able to make pay for themselves.

In the area of a number of transactions, again, I think the value we have is we’ve got a lot of talented people, each one of these is being done by a separate team and so I put the execution risk very low. And I think conversely for investors, it says that the commitments we’ve made to you in terms of taking the company forward, we’re making them on a timely basis. None of these ever come together until they get to Keith and me, as long as we can work 7 days a week, 24 hours a day, they’re all going to get done with excellence.

TARON KAHAN (Wellington Management):    Thank you.

OPERATOR:    Our next question comes from Don MacDougall of JP Morgan. Your question please?

DON MACDOUGALL (JP Morgan):    Just a follow-up question of some of the specifics of this transaction. Keith, I’m curious if you have hedged the decline in the GE stock price or perhaps any changes in currency as it relates to how many shares you’re going to have to issue. And then secondarily, just wondering about the competitive dynamic, I’m assuming Amersham supplies product to equipment made by your competitors. Is there any potential for revenue dissynergies on that front?

KEITH SHERIN:    Well, let me start with the hedging question first. We have evaluated clearly there’s no accounting way to hedge the purchase price of an acquisition. We have looked at the economic cost and benefit of hedging and at the present time we decided that we’re not going to take any positions on this and we’re protected based on the collar dynamics, Don.

JOE HOGAN:    I’d say on the second part, Don, really it’s a different customer. So the end customer is actually buying the MR scanner or the radiological pharmaceuticals and ultimately they’ll make the call on who they buy from.

OPERATOR:    Thank you. Our next question comes from Nicole Parent of Banc of America Securities. Your question, please?

NICOLE PARENT (BANC OF AMERICA SECURITIES):    I was just wondering in light of the divestitures that were acquired to be made in the Instrumentarium deal could you comment on any potential, I guess, following up on Don’s question, any trust issues that you may have? And I guess since we’re lucky enough to have Joe on the call, Joe, could you provide some color on medical performance in the quarter by mortality, you know, how did PET do, how’d CT, how did ultrasound do?

JEFF IMMELT:    Nicole, I’d just give you a sense, I mean, clearly we’re going to start the process, I think the fact at that -- with the regulatory bodies both in Brussels and in Washington, I think we had a pretty constructive process with, you know, with Brussels with Instrumentarium, our anticipation is that we’ll work in a very productive way with the commission. I just don’t want to go any further than that at this point. And Joe, I’ll turn it over to you on the modality issue.

JOE HOGAN:    Hi, Nicole. Nicole, we had a good quarter, the overall was mixed, ultrasound up like 24%, very strong all across the globe. Our two products that have been extremely strong are Logic 9 and our 4-D 730 product throughout the world.

CT had a pretty good quarter.    CT was double digit growth at about 10%, a little bit of weakness in Europe but good strength in the U.S. and in China. Japan continues to be a challenge though and the market we saw a little bit of growth in Japan across the portfolio for the quarter.

MR is about 7% overall, Nicole when you look at it from a regional standpoint. So you know, we went into the year anticipating about 10%. We were about three points off that. Good backlog in MR and we’re looking for a good fourth quarter in MR as we move into next year.

PET was up, [inaudible] tomography mainly CT PET now is the majority of what we sell, was up about 25%. We continue to see strength in the U.S. in PET and also increasingly in Europe, and we’re looking in China also around spec, you know, which is our nuclear product, a good quarter there, too. So Medical Services business was up double digits also.

Overall, a pretty good quarter. Again, Japan continues to be a challenge, MR a little bit lower than what we want, but some good strength in ultrasound, CT has regained some strength and our PET business continues to be real strong.

NICOLE PARENT (BANC OF AMERICA SECURITIES):    Great. And I guess, Could you just comment about the R&D implications of migrating into molecular imaging? And kind of expanding the opportunities as you look, will it require an additional investment in R&D and when we see that pick up over the next couple of years in the platform?

JOE HOGAN:    Nicole, what you haven’t seen is from a global research center standpoint we spent about $25 million over the last two to three years, to staff up with biologists and chemists that had the capability to do this. So we actually had that groundwork in place that we call from a breakthrough technology standpoint. When we combine that with Amersham now, I’m not anticipating any short term a huge increase in that kind of expenditure since we’ve already made that from a business standpoint in years prior to that.

I think what you’ll see is a much more synergistic use of resources like with our PET business now being rather than just being engineering around equipment, [inaudible] cyclotrons is being able to blend it with Amersham and be able to take a complete product to the marketplace where we can synergize those resources and have them work on the modality from the chemistry standpoint as well as the software and electrical engineering piece. I hope that helps.

OPERATOR:    Our next question comes from Kerry Sturton of Sanford Bernstein. Your question, please?

KERRY STURTON (SANFORD BERNSTEIN):    A little bit back on acquisitions again, if you look at the history of the way GE has made acquisitions the last even 10 years, it has tended to be that you have not used stock in the majority of those transactions. I guess in some of the recent ones obviously the stock component has come substantially up and I’m just wondering if that’s a reflection of a new approach to doing deals? Can we expect that kind of thing going forward? How do you react to that?

KEITH SHERIN:    Let me take a shot at that. Obviously when you look at an acquisition of this size, it’s first of all a big strategic platform for us. We think a use of stock is appropriate here. We haven’t done a lot of transactions this size when you go back in the history, a few but not a lot. And what our main objective here is to work on changing the shape of the portfolio, but also maintaining our flexibility.

And you know, our outlook right now is that in 2004 we’re going to have another $5 billion of equity capital from the retained earnings of the Financial Services businesses that we’ll be able to use to grow organically and grow with acquisitions. And about 3 to $4 billion from the cash flow from the operating activities in the industrial side that we’ll be able to use to continue to build out some of the growth platforms or rather more traditional kind of run rate type of acquisitions that we’ve doing. So by using stock in a large transaction like this, not only do we strengthen the balance sheet with the issuance of the equity but we also retain our flexibility for future growth.

OPERATOR:    Thank you. Our next question comes from Michael Regan of Credit Suisse First Boston. Your question please?

MICHAEL REGAN (Credit Suisse First Boston):    I was just wondering as we look at the potential cost and revenue synergies from Amersham, while 3 to $400 million on a $10 billion cost base doesn’t seem like a large bogey, to flip it around, you’re implying you can take the operating margins of the combined business from 18 to 21 or 22% and because the existing GE Medical business is such a big part of that, it suggests that will get a lot of synergies from Amersham. I’m not sure why that would be the case.

The flip side of that is, if all the synergies are coming out of Amersham being run better than the bogey’s even tougher because it suggests you have to take their margins from high teens up to the low 30s. I’m wondering — for some help on that.

JEFF IMMELT:    It’s our intention, Michael to take cost out on both sides and we think there’s some opportunities there. There’s a lot of low hanging fruit just from a standpoint of GE made duplication from a standpoint of running a two independent publicly traded companies that we think can generate good cost savings. As we have looked at the sourcing, like for like opportunities, there’s a substantial buy that’s going to allow us to achieve that and just duplicate infrastructure. I think for a point of reference, when I look at some of the other acquisitions we did like Marquette and OEC the cost takeout was two to three time this is amount. It doesn’t seem like a lot to take out in terms of the cost base of the business.

MICHAEL REGAN (Credit Suisse First Boston):    And then on the revenue opportunity, especially in China, you know, obviously big opportunity to pull through Amersham products through a successful GE sales force there, but it sounds like Amersham products might be too expensive for that market and you actually need some regulatory change, you have to get tougher standards put in China to really make Amersham products more interesting in China. Is that the case? And how do you get that to go through?

JEFF IMMELT:    I think some of that’s the case but it is going to be an FDA-driven or harmonized market eventually. I think Amersham today shows about $70 million in China or something along those lines, relatively small and it is a market that those use both life sciences products and radiological pharmaceuticals.

So I think there is a little about it of regulatory but the fact is, is we just dwarf them from a standpoint of distribution and capabilities. Japan has got a big PET market growing, we think they can pull through a substantial amount of PET business. Again, this is — the numbers we’ve got here on a percentage basis are far less than what we’ve done in other transactions.

OPERATOR:    Our next question comes from Dan Khoshaba of Deutsche Bank. Your question, please?

DAN KHOSHABA (Deutsche Bank):    Good morning, guys. Jeff, the Amersham acquisition looks like a good fit, I guess was a just little bit surprised maybe you can give us some color on the — on Bill Castell becoming a Vice Chairman of the corporation as well as becoming a board member. Is that a condition to getting the deal done or does that say more really about the direction of the business?

JEFF IMMELT:    No, I think this deal stood up on its own two feet. I think what it says is we want this to be successful. And at the end of the day, I think I felt that having people that knew the industry and that could help lead to a transition was extremely important from an operating standpoint, and I think the board felt that with the importance that healthcare is for the overall of GE, that having somebody else that was both a global leader and a healthcare leader is tremendously valuable.

So you know, again, this was the deal stood on its own. These were really at my request and I think, again, we’ve assembled the best healthcare team in the world to lead us forward in the future.

OPERATOR:    Our last question comes from Robert Cornell of Lehman Brothers. Your question, please?

ROBERT CORNELL (Lehman Brothers):    Actually it’s a two-part question. Clearly you guys are active on the business development front a couple of questions we talked about the synergies and so forth. One imagines you’d have a fair amount of restructuring costs that will be associated with developing those synergies. And I guess a question for Keith is, are you going to use typical purchase accounting to develop the cost structure or are you going to do a pay as you go, Keith? And how much dollars are you talking about in terms of restructuring the four major acquisitions inside of ’04, ’05?

KEITH SHERIN:    We’re going to have to go deal by deal. As I said both Wednesday with Vivendi, NBC Universal, and today on this deal, we’re going to have to go through a process of looking and determining what the purchase accounting is as we get ready to close.

From a restructuring perspective we’re going to follow the accounting guidelines, if there’s an event that requires a one-time charge, we’ll do it. And other than that, we’re going to have to take the rest of the [inaudible] I can tell you as we look at this transaction, we don’t anticipate having lots of these cost synergies come from large restructuring charges. I think the sourcing example is a great one.

Bill Castell this morning talked to his audience about how that has not been a focus of this business. They’ve been focused on the technology and the synergies across their own portfolio but they have not had really a core strength and global supply chain of sourcing. They can’t wait to see the GE tools and where does that come? That comes from the supply base and from more efficiency as opposed to large charges

We don’t anticipate large, large charges here Bob, and you know, as we get through the purchase accounting, we’ll outline kind of what we’re thinking about and we’ve anticipated those events in the forecast we’ve given.

JEFF IMMELT:    I appreciate everybody’s patience, I know we gave you a lot this morning. I go back to the strategy of the company that we’ve been, you know, executing on for the last three years, three points, driving, continued operating performance, driving the core growth, organic growth initiatives and continuing to improve the business mix in terms of high growth, high return businesses. That’s what we’ll continue to do. Thanks for your great questions and Rich and JoAnna will be available to give you follow-ups.

RICHARD WACKER:    In addition, the replay of the call will be available on the site later today. We also want to remind you that our next meeting is October 29th in New York and we’ll take the opportunity at that time to cover Financial Services businesses and we’ll also take some time to take more questions around this — the Amersham transaction to make sure everybody is getting the information they need. Again, thanks very much and Nicole if you could wrap it up that would be great.

OPERATOR:    Ladies and gentlemen, this concludes your conference call for today. You may all disconnect and thank you for your participation.

This transcript contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of GE resulting from and following the acquisition. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the acquisition, GE’s ability to successfully combine the businesses of GE Medical Systems and Amersham and to realize expected synergies from the acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. More detailed information about certain of these factors is contained in GE’s and Amersham’s filings with the SEC. Neither GE nor Amersham undertakes any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

The foregoing does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. If and when General Electric commences its acquisition for Amersham securities and the acquisition is implemented by way of a UK scheme of arrangement, any securities to be issued pursuant to the scheme of arrangement will not be registered under the Securities Act of 1933 but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof and Amersham will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when General Electric and General Electric Investments commence their acquisition for Amersham securities and the acquisition is implemented by way of an offer rather than a scheme of arrangement, General Electric will file a registration statement relating to the offer with the SEC. If General Electric files a registration statement with the SEC, it will contain a prospectus and other documents relating to the offer. Such prospectus and other documents will contain important information about General Electric, General Electric Investments, Amersham, the offer and related matters. Holders of Amersham securities who are US persons or who are located in the United States are urged to read such prospectus (if any) and other documents that would form part of such registration statement if and when it becomes available before they make any decision with respect to the offer. Holders of Amersham securities should also read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Amersham relating to the offer. Such prospectus and any other relevant documents filed by General Electric and Amersham with the SEC will be available free of charge at the SEC’s web site at www.sec.gov and from General Electric. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.